[SPECTRUM LOGO]

                    F O R . I M M E D I A T E . R E L E A S E

            Spectrum Signal Processing Expects Positive Cash Earnings
                          in the Fourth Quarter of 2001

BURNABY, B.C., CANADA - SEPTEMBER 25, 2001 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE: SSY) today provided updated guidance on the Company's expectations for its fiscal 2001 third and fourth quarters. While revenues in the second half of 2001, particularly the third quarter, are expected to be significantly lower than the previous guidance, the company expects positive cash earnings in the fourth quarter of 2001 and subsequent quarters, which is significantly earlier than previously communicated.

"Revenues in the third quarter will be well below our expectations as a result of several orders having moved to the fourth quarter, therefore we expect to start the fourth quarter with a strong order backlog," stated Pascal Spothelfer, President and CEO of Spectrum. "The tragedy of September 11 delayed some orders, impacting our short term revenue. However, in the medium to long term, we expect that the response to these attacks is likely to prompt an increase in military and government spending on communications intelligence programs that are a core market for Spectrum's products," he added.

Throughout 2001, Spectrum has continually contained its expenses by exercising control over discretionary spending and by implementing staff reductions during July and August. The resulting lowered expense levels will provide sufficient liquidity for ongoing operations and will be evident in the fourth quarter when Spectrum is expected to show positive cash earnings.

"The permanent reductions in our cost structure are key to Spectrum's profitability in this challenging market environment," Mr. Spothelfer said. "While we have significantly lowered our break-even point going forward, we are still able to execute Spectrum's core business strategy. Spectrum's Network Solutions group landed its first packet-voice win in August, and it expects significant wins before year-end. Our Wireless Systems group is starting to capitalize upon its relationships with blue-chip customers such as Hughes Network Systems, Agilent Technologies and Raytheon," Mr. Spothelfer added.

Spectrum will release full details of its third quarter results after market close on Monday, October 22nd. The Company will also conduct a conference call and live audio webcast on October 22nd at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed by dialing 1-800-273-9672 or by accessing the audio webcast from Spectrum's web site at www.spectrumsignal.com. A replay of the call will be available from October 22nd to October 29th and can be accessed by dialing 1-416-695-5800 followed by the access code 903449.

ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing designs, develops and markets wireless signal and Voice over Packet (VoP) processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 14 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering the most flexible, reliable and highest-density solutions available. Spectrum systems are targeted for use in media gateways and next-generation voice and data switches, cellular base stations, satellite ground stations, and government communications systems. For additional information about Spectrum and its aXs(TM) and flexComm product lines, please visit our company's web site at www.spectrumsignal.com.


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This news release contains forward-looking statements related to Spectrum's expected financial results for 2001, and its growth prospects going forward. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including weak economic conditions, reduced spending in the technology market, the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.




Spectrum Contact:
Brent Flichel
Investor Relations
Phone: 604-421-5422 ext. 247
Email:  brent_flichel@spectrumsignal.com